UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number: 001-34944

CHINA CERAMICS CO., LTD.

(Translation of registrant’s name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone

Anhai, Jinjiang City

Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K filed by China Ceramics Co., Ltd. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including ”anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

2

Index to Unaudited Condensed Consolidated Interim Financial Statements

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CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

		Six months ended June 30,
		2017	2016
	Notes	RMB'000	RMB'000

Net sales	5	336,450	340,629

Cost of goods sold		343,859	290,395

Gross profit (loss)		(7,409)	50,234

Other income	5	7,130	8,202
Selling and distribution expenses		(5,835)	(7,017)
Administrative expenses		(9,017)	(11,767)
Finance costs		(217)	(735)
Other expenses		(1,757)	(4,438)

Income (loss) before taxation	6	(17,105)	34,479

Income tax (expense) credit	7	11,276	(4,984)

Income (loss) attributable to shareholders		(5,829)	29,495

Other comprehensive income
Exchange differences on translation of financial statements of foreign operations		13	(1,552)

Total comprehensive income (loss) for the period		(5,816)	27,943

Loss per share
Basic (RMB)	8	(2.07)	10.96
Diluted(RMB)	8	(2.07)	9.81

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of June 30, 2017	As of December 31, 2016
	Notes	RMB'000	RMB'000
		(Unaudited)
ASSETS AND LIABILITIES
NONCURRENT ASSETS
Property and equipment, net		127,962	130,542
Investment property, net		6,701	6,791
Land use rights, net		5,849	5,920
Goodwill		-	-
Deferred tax assets		4,765	4,765
Long-term prepaid expense		374	1,494
Total noncurrent assets		145,651	149,512

CURRENT ASSETS
Inventories	9	195,242	212,742
Trade receivables	10	563,151	553,542
Other receivables and prepayments		12,356	8,854
Income tax refundable		14,894	6,521
Cash and bank balances		167	110
Total current assets		785,810	781,769

CURRENT LIABILITIES
Trade payables	11	90,976	84,257
Accrued liabilities and other payables	12	33,672	37,640
Amounts owned to related parties	14	36,005	35,626
Income tax payable		-	1,309
Total current liabilities		160,653	158,832

NET CURRENT ASSETS		625,157	622,937

NET ASSETS		770,808	772,449

EQUITY
Share capital	13	171	151
Reserves		770,637	772,298
Total stockholders' equity		770,808	772,449

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED)

	Share capital	Share premium	Reverse recapitalization reserve	Merger reserve	Share-based payment reserves	Statutory reserve	Capital reserve	Retained earnings	Currency translation reserve	Total equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
	Note 13

Balance at January 1, 2017	151	669,192	(507,235)	58,989	123,513	135,343	61,266	232,460	(1,230)	772,449
Issuance of new shares	20	4,365								4,385
Employee share-based payment options	-	-	-	-	-	-	-	-	-	-
Transactions with owners	171	673,557	(507,235)	58,989	123,513	135,343	61,266	232,460	(1,230)	776,834
Net loss for the period	-	-	-	-	-	-	-	(6,039)	-	(6,039)
Other comprehensive income-Exchange differences on translation of financial statements of foreign operations	-	-	-	-	-	-	-	-	13	13
Total comprehensive income for the period	-	-	-	-	-	-	-	(6,039)	13	(6,026)
Transfer to statutory reserves	-	-	-	-	-	-	-	-	-	-
Dividends declared	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2017	171	673,557	(507,235)	58,989	123,513	135,343	61,266	226,421	(1,217)	770,808

Balance at January 1, 2016	137	659,507	(507,235)	58,989	123,513	134,688	61,266	554,917	1,058	1,086,840
Issuance of new shares	13	8,630	-	-	-	-	-	-	-	8,643
Employee share-based payment options	-	-	-	-	-	-	-	-	-	-
Transactions with owners	150	668,137	(507,235)	58,989	123,513	134,688	61,266	554,917	1,058	1,095,483
Net profit for the period	-		-	-	-	-	-	29,495	-	29,495
Other comprehensive income-Exchange differences on translation of financial statements of foreign operations	-	-	-	-	-	-	-	-	(1,552)	(1,552)
Total comprehensive income for the period	-	-	-	-	-	-	-	29,495	(1,552)	27,943
Transfer to statutory reserves	-	-	-	-	-	13	-	(13)	-	-
Dividends declared	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2016	150	668,137	(507,235)	58,989	123,513	134,701	61,266	584,399	(494)	1,123,426

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

		Six months ended June 30,
		2017	2016
	Notes	RMB'000	RMB'000

CASH FLOWS FROM OPERATING ACTIVITIES:
Profit ( loss) before taxation		(17,105)	34,479
Adjustments for
Amortization of land use rights	6	71	187
Depreciation of property, plant and equipment	6	8,198	22,390
Gain on disposal of property, plant and equipment	6	(43)	-
Write down of inventories		-	(1,204)
Finance costs	6	219	786
Foreign exchange loss		-	(1,754)
Operating cash flows before working capital changes		(8,660)	54,884
Decrease (Increase) in inventories		17,500	36,238
Decrease (Increase) in trade receivables		(9,609)	(116,857)
Increase (Decrease) in other receivables and prepayments		(787)	4,315
Increase in trade payable		6,718	19,925
Increase in accrued liabilities, other payable and amounts owned to related parties		(3,590)	1,004
Cash generated from (used in) operations		1,572	(491)
Interest paid		-	(786)
Income tax paid		-	(6,354)

Net cash generated from (used in) operating activities		1,572	(7,631)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets		(5,556)	-
Proceed from disposal of property, plant and equipment		70	-
Decrease (Increase) in restricted cash		-	41,672
Interest received		-	1,754

Net cash generated from (used in) investing activities		(5,486)	43,426

CASH FLOWS FROM FINANCING ACTIVITIES:
Insurance of share capital		3,956	8,643
Repayment of short-term loans		-	(40,076)

Net cash generated from (used in) financing activities		3,956	(31,433)

NET INCREASE IN CASH & EQUIVALENTS		42	4,362
CASH & EQUIVALENTS, BEGINNING OF PERIOD		110	514
EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		15	(1,552)

CASH & EQUIVALENTS, END OF PERIOD		167	3,324

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1.	GENERAL INFORMATION

China Ceramics Co., Ltd. (“the Company” or “China Ceramics”) and its subsidiaries (together, “the Group”) manufacture and sell ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The Group has operation primarily in the People’s Republic of China (“PRC”).

The Company is an exempt corporation incorporated and domiciled in the British Virgin Islands with its shares listed on the NASDAQ Global Market. The address of its registered office is c/o Harneys Corporate Services Limited of Tortola, British Virgin Islands. The head office of the Company is located at Junbing Industrial Zone, Jinjiang City, Fujian Province, the People’s Republic of China (“PRC”).

China Ceramics and its subsidiaries’ corporate structure as of June 30, 2017 is as follows:

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CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

2.	BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with the audited consolidated financial statements and related footnotes on Form 20-F for the year ended December 31, 2016 as filed with the Securities and Exchange Commission. The accompanying unaudited condensed consolidated interim financial statements reflect all normal recurring adjustments which, in the opinion of management, are necessary for a fair statement of the results for the interim periods presented. Results for the six months ended June 30, 2017 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

These interim financial statements are presented in RMB, unless otherwise stated. They were approved for issue by the Audit Committee of the Board of Directors and the Board of Directors on September 29, 2017.

These interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2016 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2017 annual financial statements. Details of any changes in accounting policies are set out in note 3.

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

These interim financial statements contain condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2016 annual financial statements.

3.	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The IASB has issued the following amendments to IFRSs that are first effective for the current accounting period of the Company:

Amendments to IAS 7	Disclosure Initiative
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealised Losses

None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

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CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

5.	REVENUE AND OTHER INCOME

Revenue comprises the fair value of the consideration received or receivable for the sale of goods. An analysis of the Company’s revenue and other income is as follows:

	For the six months ended June 30,
	2017	2016
	RMB’000	RMB’000
Revenue
Sale of goods	336,450	340,629
Other income
Interest income	-	1,754
Reversal of provision for litigation claim originally estimated under current liabilities	-	1,731
Gain on disposal of property, plant and equipment	-	-
Rental income	7,130	4,717
	7,130	8,202

b)	Segment reporting

The Company identifies operating segments and prepares segment information based on the regular internal financial information reported to the Chief Executive Officer and executive directors, who are the Company’s chief operating decision maker, for their decisions about the allocation of resources to the Company’s business components and for their review of the performance of those components.

The Company operates principally in the manufacturing and sale of medium to high-end ceramic tiles. The Chief Executive Officer and executive directors regularly review the Company’s business as one business segment.

The business of the Company is engaged entirely in the PRC. The Chief Executive Officer and executive directors regularly review the Company’s business as one geographical segment.

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CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

6.	PROFIT/(LOSS) BEFORE TAXATION

	Six months ended June 30,
	2017	2016
	RMB’000	RMB’000

Finance costs
Interest on bank borrowings	217	735

Cost of inventories recognized as an expense	343,533	289,352
Depreciation	8,198	22,390
Amortization of land use rights	71	187
Loss/(gain) on disposal of property, plant and equipment	43	-
Operating lease charges	6,951	6,952
Research and development costs	-	261
Staff costs (including key management personnel remuneration)	21,349	23,170

For the six months ended June 30, 2017, cost of inventories recognized as expense included staff costs of RMB 13.1 million (2016: RMB 18.0 million), depreciation and amortization expense of RMB 6.6 million (2016: RMB 18.3 million), operating lease charges of RMB 7.0 million (2016: RMB 7.0 million) and write down of inventories of RMB 0 million (2016: RMB 1.4 million), which amounts are also included in the respective total amounts disclosed separately for each of these types of expenses.

7.	INCOME TAX EXPENSE/(CREDIT)

	For the six months ended,
	2017	2016
	RMB’000	RMB’000
Current Tax:
PRC Income Tax	(11,276)	6,475
Over-provision of PRC Income Tax in prior year	-	(1)
	-	6,474
Deferred tax expense	-	(1,490)
	(11,276)	4,984

British Virgin Islands Profits Tax

The Company has not been subject to any taxation in this jurisdiction for the six months ended June 30, 2017 and 2016.

Hong Kong Profits Tax

The subsidiary in Hong Kong is subject to tax charged on Hong Kong sourced income with a statutory tax rate of 16.5% for the six months ended June 30, 2017 and 2016. No Hong Kong profits tax has been provided as the Company has no assessable profit arising in Hong Kong for the six months ended June 30, 2017 and 2016.

11

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

PRC Income Tax

The subsidiaries in the PRC are subject to the enterprise income tax in accordance with “PRC Enterprise Income Tax Law” (“EIT Law”), and the applicable income tax rate for the six months ended June 30, 2017 is 25%.

8.	LOSS PER SHARE

	For the six months ended June 30,
	2017	2016
Income (loss) attributable to holders of ordinary shares (RMB’000):	(5,829)	29,495

Weighted average number of ordinary shares outstanding used in computing basic and diluted (loss)/earnings per share	2,819,619	2,714,898
Weighted average number of ordinary shares outstanding used in computing diluted earnings per share	2,998,191	3,007,284

Loss per share - basic (RMB)	(2.07)	10.86
Loss per share - diluted (RMB)	(2.07)	9.81

Warrants to purchase common stock are not included in the diluted loss per share calculations when their effect is antidilutive. For the six months ended June 30, 2017 and 2016, about of potential common stock related to outstanding stock options were excluded from the calculation of diluted net loss per share as such shares are antidilutive when there is a loss.

9.	INVENTORIES

	As of
	June 30, 2017	December 31,2016
	RMB’000	RMB’000
Raw materials	21,957	21,909
Work in progress	5,657	5,657
Finished goods	167,628	185,176
	195,242	212,742

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CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	For the six months ended June 30,
	2017	2016
	RMB’000	RMB’000
Carrying amount of inventories sold	343,533	287,952
Write down of inventories (included in cost of sales)	—	1,400
	343,533	289,352

10.	TRADE RECEIVABLES

	As of
	June 20, 2017	December 31, 2016
	RMB’000	RMB’000
Trade receivables	587,091	553,542
Less: provision for impairment	(23,940)	-
	563,151	553,542

The Company’s trade receivables are denominated in Renminbi and non-interest bearing. In 2011, the credit period granted to distributors was generally for a period within 90 days. Since the end of 2012, the Company had extended the collection period to 150 days to address funding pressures of its distributors. Other customers were granted a credit period of 90 days in the years ended December 31, 2013, and extended to 120 days in the year ended December 2015 and 2016 and after.

An aging analysis of the Company's trade receivables, based on the invoice date, is as follows:

	As of
	June 30, 2017	December 31, 2016
	RMB’000	RMB’000
Within 90 days	263,151	236,251
Between 3 and 6 months	130.496	268,577
More than 6 months	169,504	48,714
	563,151	553,542

An aging analysis of trade receivables that were neither past due nor impaired or past due but not impaired, is as follows:

		Past due but not impaired
	Neither past due nor impaired	Less than 30 days	31 to 120 days	Over 120 days	Sub-total	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
June 30, 2017	393,647	72,464	97,040	-	169,504	563,151
December 31, 2016	504,828	39,289	9,425	-	48,714	553,542

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CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Receivables that were neither past due nor impaired relate to a large number of customers for whom there was no recent history of default. All amounts are short-term. The Company does not hold any collateral over these receivables.

The net carrying value of trade receivables is considered a reasonable approximation of fair value.

As of June 30, 2017, the Company is exposed to certain credit risks as 9% and 31% of the total trade receivables were due from the Company’s largest and five largest customers, respectively.

As of December 31, 2016, the Company is exposed to certain credit risks as 8% and 26% of the total trade receivables were due from the Company's largest and the five largest customers, respectively.

11.	TRADE PAYABLES

	As of
	June 30,2017	December 31, 2016
	RMB’000	RMB’000
Trade payables	90,976	84,257

Trade payables are denominated in Renminbi, non-interest bearing and generally settled within 120-day terms. All of the trade payables are expected to be settled within one year. The carrying value of trade payables is considered to be a reasonable approximation of fair value.

12.	ACCRUED LIABILITIES AND OTHER PAYABLES

	As of
	June 30,2017	December 31, 2016
	RMB’000	RMB’000
Deposits received from distributors	17,200	18,600
VAT payables	1,331	1,054
Accrued salary	5,610	5,493
Accrued rent, electricity and water	5,110	4,848
Accrued other taxes	1,940	2,303
Others	2,481	5,342
	33,672	37,640

Deposits received represent deposits from the Company’s distributors. The Company usually requests a deposit from RMB400,000 to RMB1,000,000 from new distributors upon signing a distributorship agreement as security for the performance of their obligations under the distributorship agreement.

Accrued liabilities consist mainly of accrued rental, wages and utility expenses.

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CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The carrying value of accrued liabilities and other payables is considered to be a reasonable approximation of fair value.

13.	SHARE CAPITAL

As of
	June 30, 2017		December 31, 2016
	Number	US$	Number	US$
	of shares	‘000	of shares	‘000
Authorized:
Ordinary shares of US$0.008 each
	50,000,000	400	50,000,000	400

	As of
	June 30, 2017		December 31,2016
	Number	RMB	Number	RMB
	of shares	‘000	of shares	‘000
Outstanding and fully paid:
Ordinary shares of US$0.008 each
At January 1, 2017	2,820,939	151	2,565,136	137
Issuance of new shares	369,626	20	255,803	14
At June 30, 2017	3,190,565	171	2,820,939	151

On April 3, 2017, the Company, pursuant to a securities purchase agreement, between the Company and an institutional accredited investor, completed a registered offering of US$631,579 principal amount of its 5% original issue discount convertible promissory note due January 3, 2018 for the purchase price of US$600,000.

At its option, the holder of the Note may convert the Note into the right to acquire shares of the Company at any time prior to the Maturity Date at the conversion price which is equal to 85% of the volume weighed average price (VWAP) per share over the five (5) trading day period prior to each conversion of the Note, subject to $1.00 per share floor price and other conversion limitations to ensure compliance with the Nasdaq Stock Exchange and other applicable laws, rules and regulations.

Right after the issuance of the convertible promissory note, from April 4, 2017 through May 23, 2017, the investors converted this note into 369,626 common shares at the conversion price ranging from US$1.1828 – US$1.9355 per share.

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CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

14.	RELATED PARTY TRANSACTIONS

Apart from those discussed elsewhere in these financial statements, the following are significant related party transactions entered into between the Company and its related parties at agreed rate:

	For the six months ended June 30,
	2017	2016
	RMB’000	RMB’000
Service fees paid to Stuart Management Co.	41	81

	2017	2016
	RMB’000	RMB’000
Amounts owed to related parties	36,005	35,626
Service fees accrued to Stuart Management Co.	7	7
	36,012	35,633

Pursuant to an administrative services agreement dated as of December 1, 2009 between the Company and Stuart Management Co., an affiliate of Paul K. Kelly, an ex-director who resigned on Nov 27, 2013, the Company paid US$ 6,000 (equivalent to RMB 41,218) during the six months ended June 30, 2017 plus out-of-pocket expenses to Stuart Management Co. for administrative services. The initial one-year term began on December 1, 2009, and the agreement automatically renews for successive one-year terms unless either party notifies the other of its intent not to renew. During the term of the agreement, Stuart Management Co. will provide the Company with general administrative services, including acting as the Company’s administrative agent in the United States and the British Virgin Islands, and allow the Company to utilize certain of its office space for meetings. The agreement was renewed to reduce the amount to US$4,900 (equivalent to RMB 30,000) a month in December 2013. The amount was further reduced to US$1,000 (equivalent to RMB 6,000) a month commencing October 2014.

The Company owed Stuart Management Co. US$ 1,000 (equivalent to RMB 7,000) and US$ 1,000 (equivalent to RMB 7,000) as of June 3, 2017 and December 31, 2016, respectively.

Mr. Huang Jia Dong, the founder and Chairman of Hengda and the Chief Executive Officer and one of the directors of the Company, and a holder of approximately 31.06 % equity interests of the Company as of May 15, 2017 and Mr. Wong Kung Tok, formerly one of the Company’s significant shareholders, provide working capital loans to the Company from time to time during the normal course of its business. These loans amounted to RMB 34,876,000  and RMB 34,469,000 as of June 30, 2017 and December 31, 2016, respectively. These loans are interest free, unsecured and repayable on demand. Mr. Huang and Mr. Wong are brothers-in-law. In July 2014, an entity affiliated with Mr. Huang assumed RMB20.7 million in loans due from the Company to Mr. Wong and then forgave those loans.

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CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

15.	COMMITMENTS

(a)	Operating lease commitments

The Company leases production factories, warehouses and employees’ hostel from unrelated parties under non-cancellable operating lease arrangements. The leases have varying terms and the total future minimum lease payments of the Company under non-cancellable operating leases are payable as follows:

	As of
	June 30, 2017	December 31, 2016
	RMB’000	RMB’000
Within one year	13,902	13,902
After one year and within five years	26,646	33,596
	40,548	47,498

The leases typically run for an initial period of three to five years, with an option to renew the lease when all terms are renegotiated. Lease payments are usually increased every five years to reflect market rentals. None of the leases includes contingent rentals.

(b)	Other commitments

The Company had the following other commitments:

	As of
	June 30, 2017	December 31, 2016
	RMB’000	RMB’000
Advertising expenditure contracted but not provided for in the financial statements	-	3,830

16.	LITIGATION

On June 6, 2014, a putative class action complaint (the “Pollock Complaint”) was filed in the United States District Court for the Southern District of New York against us and various current and former directors and officers asserting claims of violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder against all defendants, and asserting claims for violations of Section 20(a) of the Exchange Act against the individual defendants; and pursuing remedies under the Exchange Act. The complaint is captioned Robert Pollock, Individually and On Behalf Of All Others Similarly Situated v. Huang Jia Dong, Su Pei Zhi, Hen Man Edmund, Ding Wei Dong, Paul K. Kelly, Cheng Yan Davis, William L. Stulginsky, Su Wei Feng, Shen Cheng Liang, Jianwei Liu, And China Ceramics Co., Ltd. (Case No. 14-cv-4100).

On June 16, 2014, a putative class action complaint (the “Artinoff Complaint”) was filed in the United States District Court for the Southern District of New York against us and various current and former directors and officers asserting claims of violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder against all defendants, and asserting claims for violations of Section 20(a) of the Exchange Act against the individual defendants; and pursuing remedies under the Exchange Act. The complaint is captioned Roger Artinoff, Individually and On Behalf Of All Others Similarly Situated v. China Ceramics Co. Ltd., Huang Jia Dong, Su Pei Zhi, Hen Man Edmund, Ding Wei Dong, Paul K. Kelly, Cheng Yan Davis, William L. Stulginsky And Su Wei Feng. (Case No. 14-cv-4312).

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CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

On July 2, 2014, a putative class action complaint (the “Finlayson Complaint”) was filed in the United States District Court for the Southern District of New York against us and various current and former directors and officers asserting claims for violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder against all defendants, and claims for violations of Section 20(a) of the Exchange Act against the individual defendants; and pursuing remedies under the Exchange Act. The complaint is captioned Richard Finlayson, Individually and On Behalf Of All Others Similarly Situated v. Huang Jia Dong, Su Pei Zhi, Hen Man Edmund, Ding Wei Dong, Paul K. Kelly, Cheng Yan Davis, William L. Stulginsky, Su Wei Feng, Shen Cheng Liang, Jianwei Liu, and China Ceramics Co., Ltd. (Case No. 14-cv-4997).

 On February 6, 2015, the Company and the individual defendants reached an agreement in principle to settle the class action litigation brought against the Company in consideration of the payment by the Company of $850,000, consisting of $310,000 payable in cash and $540,000 to be issued in the Company’s common shares. On January 6, 2016, the United States District Court for the Southern District of New York (the “Court”) held a final hearing to consider approval of the settlement, and on April 22, 2016, it issued a final order approving the settlement and ordering that the parties file a stipulation voluntarily dismissing the action on or before May 23, 2016 or, in the alternative, to file a joint letter by the same deadline stating the reasons for the delay in filing such a stipulation. On April 22, 2016, the United States District Court for the Southern District of New York issued a final order approving the settlement. The Company remitted $310,000 in cash and issued 554,415 common shares in full satisfaction of the terms of the settlement. The case was closed on August 2, 2016.

17.	SUBSEQUENT EVENTS

Private Placement of Unregistered Equity Securities of the Company

On July 18, 2017, the Company completed a USD$ 861,000 private placement of its ordinary shares pursuant to subscription agreements with certain accredited investors at the price of $1.36 per share, the closing price of the Company’s securities on July 17, 2017. The Company agreed to register the shares sold in the Offering for resale no later than 270 days after the closing of the Offering. All respective purchasers in the Offering were “accredited investors” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act ), and the Company sold the securities in the Offering in reliance upon an exemption from registration contained in Section 4(2) and Rule 506 under the Securities Act. There were no discounts or brokerage fees associated with this Offering. The net proceeds of the Offering is to be used for working capital and general corporate purposes.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a British Virgin Islands limited liability company whose predecessor, CHAC, was incorporated in Delaware on June 22, 2007 and was organized as a “blank check” company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business that had its principal operations in Asia, with a focus on potential acquisition target in China.

Pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, on November 20, 2009, CHAC merged with and into China Ceramics, its wholly owned British Virgin Islands subsidiary, and, immediately thereafter, as part of the same integrated transaction, China Ceramics acquired all of the outstanding securities of Success Winner.

China Ceramics, through its operating subsidiaries, is a leading PRC-based manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles, sold under the “HD” or “Hengda”, “HDL” or “Hengdeli”, “TOERTO” and “WULIQIAO” brands, are available in over two thousand styles, colors and size combinations. Currently, we have five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, and (v) polished glazed tiles. Porcelain tiles are our best-selling products, accounting for over 65.9% and 64.8% of our total revenue in the six months ended June 30, 2017 and 2016, respectively.

Combined, these facilities currently provide an aggregate annual maximum production capacity of approximately 62 million square meters. However, in March 2016, the Company entered into an eight-year contract to lease out one of the production lines from its Hengdali facility. The production line has the capacity to produce approximately 10 million square meters of ceramic tiles annually. The term of the contract is from March 1, 2016 to February 29, 2024. The Company believes that it is prudent to generate income from its unused production capacity from a third party rather than let it remain idle. Therefore, for the term of the eight-year lease, the Company may only produce up to 20 million square meters of ceramic tiles from its Hengdali facility, and its maximum annual production capacity has been effectively reduced from 72 million square meters of ceramic tiles to 62 million square meters of ceramic tiles.

Due to currently challenging economic conditions, in fiscal 2016, we utilized production facilities capable of producing 29 million square meters. We currently have twelve production lines, nine of which are currently in use, with each production line optimized to manufacture specific size ranges to maximize efficiency and output.

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Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the six months ended June 30, 2017 and has been prepared based on the consolidated financial statements of China Ceramics Co., Ltd. and its subsidiaries. The consolidated financial statements of China Ceramics Co., Ltd. and its subsidiaries have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, or “IASB.” The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments that have been measured at fair value.

The business combination on November 20, 2009 has been accounted for as a reverse recapitalization. The acquisition agreement resulted in the former owner of Success Winner obtaining effective operating and financial control of the combined entity. Prior to the acquisition, we had no operating business. Accordingly, the acquisition does not constitute a business combination for accounting purposes and is accounted for as a capital transaction. That is, the transaction is in substance a reverse recapitalization, equivalent to the issuance of equity interests by Success Winner for the net monetary assets of China Ceramics accompanied by a recapitalization. The consolidated financial statements are a continuation of the financial statements of Success Winner. The assets and liabilities of China Ceramics are recognized at their carrying amounts at the date of acquisition with a corresponding credit to the consolidated equity and no goodwill or other intangible assets are recognized. The equity of the combined entity recognized at the date of acquisition represents the equity balances of Success Winner together with the deemed proceeds from the reverse recapitalization determined as described above. However, the equity structure presented in the consolidated financial statements (number and values of equity instruments issued) reflects the equity structure of the legal parent, China Ceramics. Costs directly attributable to the transaction have been debited to equity to the extent of net monetary assets received.

Results of Operations

The following table sets forth our financial results for the six months ended June 30, 2017 and 2016, respectively:

RMB(‘000)	2016	2017
Revenue	340,629	336,450
Cost of sales	(290,395)	(343,859)
Gross profit (loss)	50,234	(7,409)
Other income	8,202	7,130
Other expenses	(4,438)	(1,757)
Selling and distribution expenses	(7,017)	(5,835)
Administrative expenses	(11,767)	(9,227)
Finance costs	(735)	(217)
Income (loss) before taxation	34,479	(17,315)
Income tax (expenses)/credit	(4,984)	11,276
Loss attributable to shareholders	29,495	(6,039)

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Description of Selected Income Statement Items

Revenue.  We generate revenue from the sales of ceramic tiles, including porcelain tiles, glazed porcelain tiles, glazed tiles, rustic tiles and polished glazed tiles, net of rebates and discounts. For the past three fiscal years, the second and third calendar quarters have been the peak season of the property developing industry, and, therefore, our quarterly sales are usually highest from May to September compared to the rest of the year. Conversely, our sales were lower between the months of January to March. This is because property developing activities tend to be low due to the effects of cold weather and the PRC Spring Festival. Beginning on July 1, 2016, we reduced the selling price of certain of our slow-moving products by 10% with the goal of turning some of this inventory into cash. Beginning on October 1, 2016, in order to generate sales and move inventory, we instituted a 20% reduction in price of our slow-moving products. However, in the first quarter of 2017, we increased our average selling price by 5%. The revenue slightly decreased by 1.23% in the six months ended June 30, 2017 as compared to same period of 2016. This was mainly due to the 24.4% decrease in average selling price; our average sales volume during the same period in 2017 increased by 30.6% mainly as a result of discounted selling prices. The decrease in revenue in six months ended June 30, 2017 as compared to the same period of 2016 was primarily due to continued challenging market conditions prevailing in the PRC economy and an overall decline in business activity in China.

Cost of sales.  Cost of sales consists of costs directly attributable to production, including the cost of clay, color materials, glaze materials, coal, salaries for staff engaged in production activity, electricity, depreciation, packing materials, and related expenses.

The most significant factors that directly or indirectly affect our cost of sales are as follows:

•	Availability and price of clay;

•	Availability and price of coal; and

•	Availability and price of dyes; and

•	Price of energy.

Clay is a key material for making ceramic tiles, and accounted for approximately 24.6% and 24.3% of our cost of sales in the six months ended June 30, 2017 and 2016, respectively. Fujian and Jiangxi Provinces, where our production facilities are located, are the largest clay resources areas in China and clay supply is stable and sufficient for our production and planned production.

Dyes are another key material for making ceramic tiles, and accounted for approximately 27.8% and 26.8% of our cost of sales in the six months ended June 30, 2017 and 2016, respectively. A number of dyes are used in ceramic tiles, and the prices of different dyes have experienced fluctuations in the past few years.

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Other income and other expenses.  Other income consists of interest income, foreign exchange gain/loss, and rental income by leasing out one of its production lines. Other expenses primarily consist of the loss on disposal of equipment and the depreciation by leasing out one of its production lines.

Selling and distribution expenses.  Selling and distribution expenses consist of payroll, traveling expenses, transportation and advertising expenses incurred by our selling and distribution team.

Administrative expenses.  Administrative expenses consist primarily of employee remuneration, payroll taxes and benefits, general office expenses, bad debt provision of trade receivable and depreciation. We expect administrative expenses to continue to increase in absolute amounts. We also incur additional expenses related to costs of compliance with securities laws and other regulations, including audit and legal fees and investor relations expenses.

Finance Costs.  Finance costs consist of interest expense on bank loans. During the six months ended June 30, 2017, the finance costs mainly consisted of the interest expense that we paid on a convertible note.

Income taxes. Our subsidiaries in the PRC are subject to the PRC Enterprise Income Tax Law, and the applicable income tax rate pursuant to such law in the years ended December 31, 2015, 2016 and 2017 is 25%.

Results of Operations

Six months ended June 30, 2017 compared to six months ended June 30, 2016

Revenue.  The following table sets forth the breakdown of revenue, by product categories, for six months ended June 30, 2017 and 2016:

	June 30
Revenue RMB (000)	2016	Percentage	2017	Percentage
Porcelain	211,384	62.06%	221,908	65.96%
Glazed Porcelain	13,681	4.02%	13,794	4.10%
Glazed	15,572	4.57%	15,843	4.71%
Rustic	37,739	11.08%	33,527	9.96%
Polished Glazed	62,253	18.28%	51,378	15.27%
Total	340,629	100.00%	336,450	100.00%

Revenue decreased by RMB 4.2 million, or 1.2%, to RMB 336.5 million ($49.0 million) in the six months ended June 30, 2017, from RMB 340.6 million for the six months ended June 30, 2016. The year-over-year decrease in revenue was primarily driven by 24.4% decrease in average selling price despite our average sales volume increased by 30.6% (mostly for the lower price products).

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Porcelain tiles. Revenue from the sales of porcelain tiles increased 5%, from RMB 211.4 million for the six months ended June 30, 2016 to RMB 221.9 million ($32.3 million) for the six months ended June 30, 2017. The increase was primarily attributable to increase in our sales volume in 2017 as compared to 2016. Porcelain tiles for exterior walls are still our most popular product and have the largest market potential of all of our tiles. We expect porcelain tiles to continue to be our key product for the foreseeable future.

Glazed porcelain tiles. Revenue from glazed porcelain tiles increased 1%, from approximately RMB13.6 million for the six months ended June 30, 2016 to RMB13.8 million ($2.0 million) for the six months ended June 30, 2017.

Glazed tiles. Revenue from glazed tiles increased 2%, from RMB15.6 million for the six months ended June 30, 2016 to RMB 15.8 million ($2.3 million) for the six months ended June 30, 2017.

Rustic tiles. Revenue from rustic tiles decreased 11%, from RMB 37.8 million for the six months ended June 30, 2016 to RMB 33.5 million ($4.8 million) for the six months ended June 30, 2017, which was mainly due to a 13.0% decrease in selling price in six months ended June 30, 2017 as compared to same period of 2016.

Polished glazed tiles. Revenue from polished glazed tiles decreased 17%, from RMB 62.3 million for the six months ended June 30, 2016 to RMB 51.4 million ($7.5million) for the year six months ended June 30, 2017, mainly due to a 18.3 % decrease in selling price despite 1.1% increase in sales volume in 2017 as compared to the same period of 2016. We began selling polished glazed tiles in the second quarter of 2011. We believe that this product represents both a functional and cost-effective replacement for actual marble or stone materials used in a decorative fashion inside homes. The polished glazed tiles are larger than our other tiles and we believe that demand for this series will increase in the future.

Cost of sales. The following table sets forth the breakdown of cost of sales, by product segment, for the six months ended June 30, 2017 and 2016:

Cost of sales RMB (‘000)	2016	Percentage	2017	Percentage
Porcelain	178,206	61.37%	227,516	66.17%
Glazed Porcelain	13,938	4.80%	16,485	4.79%
Glazed	14,288	4.92%	17,404	5.06%
Rustic	32,989	11.36%	33,909	9.86%
Polished Glazed	50,974	17.55%	48,545	14.12%
Total	290,395	100.00%	343,859	100.00%

Cost of sales was RMB 343.9 million ($51.8 million) for the six months ended June 30, 2017 compared to RMB 290.4 million for the six months ended June 30, 2016, representing an increase of RMB 53.5 million, or 18.4%. The increase in cost of sales was primarily due to a 30.6% increase in our sales volume in the six months ended June 30, 2017 as compared to the same period of 2016.

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Gross profit (loss). The following table breaks down of our gross profit (loss) and gross profit (loss) margin by product segment for the six months ended June 30, 2017 and 2016:

	June 30,
	2016		2017
RMB (‘000)	Gross Profit	Profit Margin	Gross Loss	Loss Margin
Porcelain	33,178	15.70%	(5,608)	(2.53)%
Glazed Porcelain	(257)	(1.88)%	(2,691)	(19.51)%
Glazed	1,284	8.25%	(1,561)	(9.85)%
Rustic	4,750	12.59%	(382)	(1.14)%
Polished Glazed	11,279	18.12%	2,833	5.51%
All products	50,234	14.75%	(7,409)	(2.20)%

Our gross profit (loss) decreased 114.7% or RMB 57.6 million for the six months ended June 30, 2017, from RMB 50.2 million gross profit for the six months ended June 30, 2016 to RMB 7.4 million ($1.1 million) gross loss for the same period of 2017.

Administrative expenses. Administrative expenses were RMB 9.2 million ($1.3 million) for the six months ended June 30, 2017, compared to RMB 11.8 million for the six months ended June 30, 2016, representing a decrease of RMB 2.5 million, or 21.6%.

Finance costs. Finance costs decreased 70.5% or RMB 0.5 million, from RMB 0.7 million for the six months ended June 30, 2016 to RMB 0.2 million ($31,590) for the six months ended June 30, 2017. The decrease mainly due to the decrease in interest expense.

Other expenses. Other expenses decreased 60.4% or RMB 2.7 million, from RMB 4.4 million for the six months ended June 30, 2016 to RMB1.8 million ($0.26 million) for the six months ended June 30, 2017. In the six months ended June 30, 2017, loss on disposal of property, plant and equipment was RMB 43,000.

Income (loss) before taxation. Loss before taxation increased 150.2% or RMB 51.8 million, from RMB 34.5 million income for the six months ended June 30, 2016 to RMB 17.3 million ($2.5 million) loss for the six months ended June 30, 2017. The increase in loss before taxation was mainly due to increased gross loss for the six months ended June 30, 2017.

Income taxes. We incurred an income tax credit of RMB 11.3 million ($1.6 million) for the six months ended June 30, 2017 compared to an income tax expense of RMB 4.9 million for the six months ended June 30, 2016, representing an increase in tax credit of RMB 16.3 million. Our PRC statutory enterprise income tax rate was 25% for the six months ended June 30, 2017 and 2016.

Income (Loss) attributable to shareholders. Income attributable to shareholders decreased approximately RMB 35.5 million or 120.5%, from RMB 29.5 million net income for the six months ended June 30, 2016 to RMB 6.0 million net loss (US$ 0.88 million) for the six months ended June 30, 2017.

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Liquidity and Capital Resources

The following table presents a summary of our cash flows and beginning and ending cash balances for the six months ended June 30, 2016 and 2017:

RMB(‘000)	2016	2017
Net cash (used in)/generated from operating activities	(7,631)	1,572
Net cash generated from/(used in) investing activities	43,426	(5,486)
Net cash (used in)/generated from financing activities	(31,433)	3,956
Net cash flow	4,362	42
Cash and cash equivalents at beginning of year	514	110
Effect of foreign exchange rate differences	(1,552)	15
Cash and cash equivalents at end of year	3,324	167

We have historically financed our liquidity requirements mainly through operating cash flow, bank loans and issuance of new shares. We believe that we will generate sufficient cash from operations to meet our needs for the next twelve months.

July 2017 Private Placement

On July 18, 2017, we completed a $861,000 private placement of our ordinary shares pursuant to subscription agreements (the “Subscription Agreements”) with certain accredited investors (the “Offering”) at the price of $1.36 per share, the closing price of our the Company’s securities on July 17, 2017. We agreed to register the shares sold in the Offering for resale no later than 270 days after the closing of the Offering. All respective purchasers in the Offering were “accredited investors” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act ), and the Company sold the securities in the Offering in reliance upon an exemption from registration contained in Section 4(2) and Rule 506 under the Securities Act. There were no discounts or brokerage fees associated with this Offering. The net proceeds of the Offering are to be used for working capital and general corporate purposes.

Cash flows from operating activities.

Our net cash generated from (used in) operating activities was RMB 1.6 million cash inflow ($0.2 million) for the six months ended June 30, 2017, an increase of RMB 9.0 million, or 120.6%, from cash outflow of RMB 7.6 million for the same period in 2016. The increase of cash inflow was mainly due to a decreased cash outflow of RMB 17.5 million ($2.6 million) in inventories in the six months ended June 30, 2017.

Cash flows from investing activities.

Net cash generated from (used in) investing activities in the six months ended June 30, 2017 was cash outflow of RMB 5.5 million ($0.8 million), compared to RMB 43.4 million of cash inflow in the same period of 2016. We had RMB 41.7 million cash inflow from restricted cash in the six months ended June 30, 2016; while in the same period of 2017, we purchased fixed asset for RMB 5.6 million and received RMB 70,000 from disposal of two vehicles.

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Cash flows from financing activities.

Net cash generated from (used in) financing activities was RMB 4.1 million ($0.6 million) cash inflow for the six months ended June 30, 2017 comparing with cash outflow of RMB 31.4 million for the same period of 2016, primarily due to the decrease of net repayment of short-term loan in 2017.

The major sources of our liquidity for six months ended June 30, 2017 and 2016 were cash generated from operations.

Cash and bank balances were RMB 167,000 ($ 0.02 million) as of June 30, 2017, as compared to RMB3.3 million as of June 30, 2016.

As of June 30, 2017, our total outstanding bank loan amounts were nil.

In our opinion, our working capital, including our cash, income and cash flows from operations, and short-term borrowings, is sufficient for our present requirements.

However, we may sell additional equity or obtain credit facilities to enhance our liquidity position or to increase our cash reserve for future acquisitions and capital equipment expenditures. The sale of additional equity would result in further dilution to our shareholders. The incurrence in indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot provide assurance that financing will be available in amounts or on terms acceptable to us, if at all.

Inventory Management

Our inventory is comprised of raw materials, work in progress and finished goods. Raw materials are purchased from our suppliers located in Fujian, Guangdong and Jiangxi Provinces and comprise mainly of clay, coal, colorings, and glazing materials.

We have sufficient raw materials to support, on average, three weeks of production at any point in time. This helps to minimize any potential delays in our production process which may arise due to insufficient raw materials. Our production of ceramic tiles is based on customers’ orders. In doing so, we minimize storage space and maintain a relatively low inventory level of finished products. Our inventory turnover for the six months ended June 30, 2017 and 2016 are as follows:

	June 30, 2016	June 30, 2017
Inventories (RMB’000)	271,819	195,242
Inventory turnover (days) (1)	180	107

(1)	The average inventory turnover is computed based on the formula: (simple average opening and closing inventories balance in a half year / cost of sales) × 181 days.

Write down of inventory for the six months ended June 30, 2017 and 2016 was RMB 0 and RMB 1.4 million, respectively, and was charged to cost of sales.

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Credit Management

Credit terms to our customers

We typically extend credit terms of approximately 90 days to our customers. We will grant credit terms based on the reputation, creditworthiness, size of orders, payment records and number of years we have done business with the customer. We do not have a goods return policy. Considering the challenging market conditions in China’s real estate industry, we extended the collection period to 150 days to address funding pressures of our distributors since the year ended December 31, 2012. Other customers were granted a credit period of 90 days in the years ended December 31, 2013 and 2012 and extended to 120 days in the year ended December 31, 2014. In the fourth quarter of 2016, the Company accrued RMB 23.9 million ($ 3.5 million) as a provision for bad debt related to the amount of outstanding trade receivables that did not conform with the Company’s credit policy.

Personnel from our sales and marketing department typically conduct visits to new customers to evaluate their credit worthiness before entering into any arrangements with them. In addition, as Hengda was awarded the top 500 brand, we increased the deposit required from new distributors from RMB 0.4 million to RMB 1.0 million.

Our average trade receivables’ turnover for the six months ended June 30, 2017 and 2016 are as follows:

	June 30, 2016	June 30, 2017
Trade receivables (RMB’000)	626,760	563,151
Trade receivables turnover (days) (1)	302	300

(1)	The average trade receivables’ turnover is computed based on the formula: (simple average opening and closing trade receivables balance, net of value-added tax in a half year / revenue) × 181 days.

Credit terms from our suppliers

Our typical credit terms from our major suppliers are from 1 to 4 months after the raw materials have been delivered. Our average trade payables’ turnover days for the six months ended June 30, 2017 and 2016 are as follows:

	2016	2017
Trade payables (RMB’000)	130,192	90,976
Trade payables turnover (days) (1)	108	43

(1)	The average trade payables’ turnover is computed based on the formula: (simple average opening and closing trade payables balance, net of value-added tax in a half year / purchases) × 181 days.

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Dividends

We paid a cash dividend of $0.10 per share each on July 13, 2013 and January 14, 2014 to our shareholders, which totaled $4.1 million (equivalent to RMB 24.9 million gross, RMB 23.66 million net of 5% PRC withholding tax). In 2014, we paid a cash dividend of US$ 0.0125 per share each on July 14, 2014 and January 14, 2015 to our shareholders, which totaled US$0.5 million (equivalent to RMB 3.2 million gross, RMB 3.0 million net of 5% PRC withholding tax). We have not paid any dividends since January 2015.

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance arrangements and have not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

Impact of Inflation

The general annual inflation rate in China was approximately 2.0% in 2014, 1.44% in 2015, and 3.02% in 2016 according to the National Bureau of Statistics. Our results of operations may be affected by inflation, particularly rising prices for energy, labor costs, raw materials and other operating costs. See “Item 3. Key Information — Risk Factors — Risks relating to our business — If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”

Critical Accounting Policies and Judgment

The preparation of the condensed consolidated interim financial statements, which have been prepared in accordance with International Accounting Standard (“IAS”) as issued by the International Accounting Standards Board (“IASB”), requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates and judgments are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may materially differ from these estimates under different assumptions or conditions.

See Note 2 to our condensed consolidated interim financial statements, “Basis of Preparation and Summary of Significant Accounting Policies.” We believe that the following paragraphs reflect the most critical accounting policies that currently affect our financial condition and results of operations:

Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the weighted average basis, and in the case of work in progress and finished goods, comprises direct materials, direct labor and an appropriate proportion of overhead.

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Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and applicable selling expenses.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

Financial instruments

Recognition, initial measurement and subsequent measurement

Financial assets and financial liabilities are recognized when we become a party to the contractual provisions of the financial instrument and are measured initially at fair value adjusted by transaction costs, except for those carried at fair value through profit or loss which are measured initially at fair value. Subsequent measurement of financial assets and financial liabilities are described below.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.

Classification and subsequent measurement of financial assets

For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:

-	Loans and receivables

-	Financial assets at fair value through profit or loss (“FVTPL”)

-	Held-to-maturity (“HTM”) investments

-	Available-for-sale (“AFS”) financial assets

All financial assets except for those at FVTPL are subject to review for impairment at least at each reporting date to identify whether there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below.

All income and expenses relating to financial assets are recognized in profit and loss.

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Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue. After initial recognition, these are subsequently measured at amortized cost using the effective interest method, less provision for impairment. Discounting is omitted where the effect of discounting is immaterial. Our cash and trade receivables fall into this category of financial instruments.

Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received.

Financial assets at FVTPL

Financial assets at FVTPL include financial assets that are either classified as held for trading or that meet certain conditions and are designated at FVTPL upon initial recognition. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments, for which the hedge accounting requirements apply.

Assets in this category are measured at fair value with net changes in fair value presented in the statement of profit or loss. Transaction costs are expensed as incurred. The fair values of financial assets in this category are determined by reference to active market transactions or using a valuation technique where no active market exists.

HTM investments

HTM investments are non-derivative financial assets with fixed or determinable payments and fixed maturity other than loans and receivables. Investments are classified as HTM if we have the intention and ability to hold them until maturity.

HTM investments are measured subsequently at amortized cost using the effective interest method. We do not have any financial assets classified as HTM.

AFS financial assets

AFS financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets. We do not have any financial assets classified as AFS.

After initial measurement, AFS financial investments are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income and credited in the AFS reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in other operating income, or the investment is determined to be impaired. Interest is calculated using the effective interest method and dividends are recognized in profit or loss within finance income.

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Impairment of financial assets

We assess, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred ‘loss event’), has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

If any such evidence exists, any impairment loss is determined and recognized as follows:

-	For trade and other current receivables and other financial assets carried at amortized cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate, where the effect of discounting is material. This assessment is made collectively where these financial assets share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

-	For available-for-sale securities which are stated at fair value, when a decline in the fair value has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. The amount of the cumulative loss that is recognized in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that asset previously recognized in profit or loss.

Impairment losses recognized in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognized in other comprehensive income.

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Impairment losses are written off against the corresponding assets directly, except for impairment losses recognized in respect of trade debtors included within trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When we are satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

Classification and subsequent measurement of financial liabilities

Financial liabilities

Financial liabilities are classified as FVTPL, or other financial liabilities, as appropriate upon initial recognition. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

i	Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequent to the initial recognition, other financial liabilities are measured at amortized cost using the effective interest method. Our other financial liabilities include trade payables and accrued liabilities.

ii	Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments (including separated embedded derivatives) held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the consolidated statement of profit or loss. We do not have any financial liabilities classified as FVTPL.

Derivative financial instruments

Initial recognition and subsequent measurement

We use derivative financial instruments, such as forward currency contracts, for investment purposes. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

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Any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss.

Leases

Financial leases refers to the situation that the economic ownership of a leased asset is transferred to the lessee if the lessee bears substantially all the risks and rewards of ownership of the leased asset.

All other leases are treated as operating leases. Where we have the right to use of assets held under operating leases, payments made under the leases are charged to profit or loss on a straight line basis over the lease terms except where an alternative basis is more representative of the time pattern of benefits to be derived from the leased assets. Lease incentives received are recognized in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

All of our leases are operating leases for the years ended December 31, 2016, 2015 and 2014.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods, net of rebates and discounts. We paid rebates to some distributors on their annual cash collections in 2012 and 2011. No such rebates were paid to distributors since year 2013. Provided it is probable that the economic benefits will flow to us and the revenue and costs, if applicable, can be measured reliably, revenue is recognized as follows:

•	Sales of goods are recognized upon transfer of the significant risks and rewards of ownership to the customer. This is usually taken as the time when the goods are delivered and the customer has accepted the goods. Once goods are accepted by a customer, there is no continuing management involvement with the goods and we do not have the obligation to accept the return of the goods to us from the customer.

•	Interest income is recognized on a time-proportion basis using the effective interest method.

Impairment of non-financial assets

Impairment testing is made on our goodwill at each reporting date. Property, plant and equipment and land use rights are tested for impairment if there is any indication that the assets may be impaired at the balance sheet date.

If any indication exists, or when annual impairment testing for an asset is required, we estimate the asset’s recoverable amount.

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Calculation of recoverable amount

An asset’s recoverable amount is the greater of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

Recognition of impairment losses

An impairment loss is recognized in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to that cash-generating unit (or group of units), and then, to reduce on a pro rata basis the carrying amount of the other assets in the unit (or group of units), except that the carrying amount of an asset will not be reduced below its individual fair value less costs of disposal (if measurable) or value in use (if determinable).

Reversal of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

Share-based employee remuneration

We operate equity-settled share-based remuneration plans for its employees. None of our plans feature any options for a cash settlement.

The fair value of share options granted to employees is recognized as an employee cost with a corresponding increase in the share-based payment reserve within equity. The fair value is measured at the grant date using the Black Scholes Option Pricing Model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options expected to vest is reviewed. Any resulting adjustment to the cumulative fair value recognized in prior years is charged/credited to the profit or loss for the year under review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the share-based payment reserve. On the vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the share-based payment reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of our shares. The equity amount is recognized in the share-based payment reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained earnings).

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Accounting for income taxes

Income tax comprises current tax and deferred tax.

Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to items recognized in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred tax is calculated using the liability method on temporary differences at the reporting date between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, tax losses available to be carried forward as well as other unused tax credits, to the extent that it is probable that taxable profit, including existing taxable temporary differences, will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilized.

Deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither taxable nor accounting profit or loss.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures, except where we are able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax is calculated, without discounting, at tax rates that are expected to apply in the period the liability is settled or the asset realized, based on tax rate (and tax laws) that have been enacted or substantively enacted at the reporting date.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

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Additional income taxes that arise from the distribution of dividends are recognized when the liability to pay the related dividends is recognized.

Current tax assets and current tax liabilities are presented in net if we have the legally enforceable right to set off the recognized amounts and the following additional conditions are met:

a)	in the case of current tax assets and liabilities, we intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

b)	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

(i)	the same taxable entity; or

(ii)	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend either to settle current tax liabilities and realize the current tax assets on a net basis, or to settle the liabilities and realize the assets simultaneously.

Critical accounting estimates and assumptions

We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The key sources of estimation uncertainty and key assumptions concerning the future at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Useful lives and impairment assessment of property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and identified impairment losses. The estimation of useful lives impacts the level of annual depreciation expenses recorded. Property, plant and equipment are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires management’s estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the relevant asset’s carrying amount is written down to the recoverable amount and the amount of the write-down is charged against profit or loss.

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Useful lives and impairment assessment of investment property

Investment properties are stated at cost less accumulated depreciation and identified impairment losses. The estimation of useful lives impacts the level of annual depreciation expenses recorded. Investment properties are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires management’s estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the relevant asset’s carrying amount is written down to the recoverable amount and the amount of the write-down is charged against profit or loss.

Impairment loss recognized in respect of property, plant and equipment

As of December 31, 2016, the carrying amount of property, plant and equipment was approximately RMB 130,542,000 (2015: RMB409,855,000). An impairment loss of approximately RMB209,919,000 recognized against the original carrying amount of property, plant and equipment. The impairment loss recognized for the years ended December 31, 2015 was RMB405,125,000 and nil for year 2014. Determining whether property, plant and equipment are impaired requires an estimation of the recoverable amount of the property, plant and equipment. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of investment property

As of December 31, 2016, the carrying amount of investment property was approximately RMB 6,791,000 (2015: NIL). An impairment loss of approximately RMB10,920,000 recognized against the original carrying amount of investment property. The impairment loss recognized for the years ended December 31, 2015 was nil and nil for year 2014. Determining whether investment property are impaired requires an estimation of the recoverable amount of the investment property. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of land use rights

As of December 31, 2016, the carrying amount of land use rights was approximately RMB5,920,000 (2015: RMB15,809,000). An impairment loss of approximately RMB9,520,000 was recognized against the original carrying amount of land use rights. The impairment loss recognized for the years ended December 31, 2015 was RMB12,781,000 and nil for year 2014. Determining whether land use rights are impaired requires an estimation of the recoverable amount of the land use rights. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Company to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. No impairment was made on goodwill for the years ended December 31, 2016. The impairment made on goodwill for the years ended December 31, 2015 and 2014 was RMB3,735,000 and zero.

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Income tax

The Company has exposure to income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Impairment of trade receivables

The Company’s management assesses the collectability of trade receivables. This estimate is based on the credit history of the Company’s customers and the current market conditions. Management assesses the collectability of trade receivables at the balance sheet dates and makes the provision, if any. The identification of doubtful debts requires the use of judgment and estimates. Judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness, past collection history of each customer and on-going dealings with them. Where the expectation is different from the original estimate, such difference will impact the carrying value of trade and other receivables and doubtful debts expenses in the period in which such estimate has been changed.

Net realizable value of inventories

Net realizable value of inventories is the management’s estimation of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of a similar nature. It could change significantly as a result of various market factors.

Share-based payment transaction

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 2, 2017

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Name: Hen Man Edmund
Title: Chief Financial Officer

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